SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K/A


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of June, 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




This announcement replaces the announcement released today.


                      RYANAIR CALLS ON AVIATION REGULATOR
                         TO BLOCK GOLD PLATED TERMINAL
                         OR MAKE AER LINGUS PAY FOR IT

Ryanair, Ireland's national airline, today (Thursday, 21st June 2007) filed comments on the Commission for Aviation Regulation's ("CAR's") Draft Decision on the Review of Airport Charges. Ryanair called on CAR to either block DAA's gold plated plans for the EUR850m Second Terminal at Dublin Airport, as it is the wrong size, in the wrong location and wrong cost, or force Aer Lingus, who will occupy the massively oversized and grossly expensive facility, to pay for it. Ryanair's passengers should not be forced to pay higher charges for a terminal they will never use. The CAR's own consultants have now confirmed what Ryanair has been saying all along, i.e., that the size of T2 is between 32% and 56% too big and too expensive.

Ryanair also criticised the CAR for its inaction over the past two years, which has allowed the airport monopoly to more than double planned capital expenditure (from EUR571m. to EUR1,178m.), increase the size of T2 by 50% (from 50,000m2 to over 75,000m2), with the costs more than quadrupling (from between EUR170m.- EUR200m. to over EUR850m.).

Commenting on the CAR's Draft Decision and Ryanair's response, Ryanair's Head of Regulatory Affairs, Jim Callaghan, said:

        "The CAR's draft decision has now confirmed what Ryanair has been saying all along - DAA's T2 is excessively large and grossly expensive. DAA is driving this development for the sole purpose of inflating its so-called regulated asset base (RAB), from which airport charged are derived, which will allow it to an almost doubling in airport charges. Despite this, the CAR is allowing DAA to proceed with this development and the Regulator expects Ryanair's passengers to subsidise this white elephant, which will never be fully utilised because of Fingal County Council planning restrictions, which place a ceiling on the combined capacity of Terminal 1 and Terminal 2 of 30-35 mppa.

"Ryanair's submission to the CAR focuses on the following points:

   -Excessive Size and Cost of Terminal 2 The CAR has finally forced DAA to produce the passenger forecasts and busy hour rates that DAA claims to be the basis for the massive increase in the size and cost of T2. As a result, the CAR's consultants have verified what Ryanair has been saying all along - i.e., that the numbers produced by DAA are entirely fictitious and that the size of T2 is grossly excessive. DAA is building a facility for 25 mppa as opposed to the 10 mppa permitted under the Fingal County Council Local Area Plan (LAP). It is now clear that T2 as proposed by DAA is inappropriate and DAA must be forced to provide a low cost, efficient facility that meets the requirements of the vast majority of users at Dublin Airport.

   -The Capacity of Terminal 1 and the Requirement for Additional Capacity at
    Dublin Airport. The CAR should be analysing the total capacity of both T1 and T2 and ensuring that DAA is prevented from building excessive capacity that cannot be used given the current 30-35 mppa cap on traffic by Fingal County Council. By Ryanair's calculation, DAA is proposing to build between 15 mppa and 20 mppa of entirely unnecessary capacity between T1 and T2 and the CAR cannot allow DAA to recover its costs on any of this excessive capacity.

   -Lack of Proper Consultation. Consultation has been farcical throughout the T2 and CIP (Capital Investment Programme) processes and the CAR has failed to attend any of the so-called consultation meetings, despite repeated requests from users. DAA has consistently stonewalled users' reasonable requests for information and has refused to consider lower cost options for airport developments. This has led to grossly inefficient and expensive developments, including T2, the proposed terminal 1 extension
    (T1X), and Pier D. DAA should not be allowed any recovery on these developments beyond what meets the reasonable requirements of users and based on objective cost benchmarking.

   -Excessive Cost of Other Developments. Although the Draft Decision and related reports confirm that DAA's costs for various developments are excessive, the analysis does not go far enough and merely relies on DAA's own benchmarking report - which generally compares costs with other DAA projects or BAA developments - another highly inefficient airport monopoly. The CAR also fails to consider the work carried out by its own consultants regarding benchmarking against other low cost facilities around Europe. For example, DAA intends to spend a further EUR400m. on extending/refurbishing T1 but stated at the planning inquiry that at the same time it intends to reduce the capacity of T1 from the current 25mppa to 15mppa. It is incomprehensible that the CAR should contemplate allowing DAA to waste a further EUR400m. on T1 when DAA has stated that it will reduce capacity by some 40%.

   -The Charges Determination for the Period 2006-2009. Ryanair has demonstrated that the current charges being paid by airport users under the regulatory cap are too high given the fact that there are unjustified costs in the RAB (Regulated Asset Base) and the number of passengers currently using Dublin Airport is considerably higher than originally forecast by DAA. Charges should therefore be reduced. Moreover, passenger charges should be further reduced in the next review based on a much lower cost for T2 (approximately EUR150 million for a 10 mppa terminal) and other developments, including Area 14 and Pier D.

Based on the above, Ryanair has called on the CAR to:

 1. The DAA should only be allowed to recover the financing costs on 10 mppa worth of capacity in T2, given the current planning restrictions on the Eastern Campus, taking into account the 25 mppa threshold of capacity provided by Terminal 1;

 2. The DAA should therefore only be allowed to recover reasonable costs for T2
    - i.e., no more than EUR150 million necessary to build a 10 mppa terminal facility;

 3. Require Aer Lingus and any other T2 users to pay for the cost of T2. Ryanair's passengers should not be forced to cross subsidise a terminal they will never use;

 4. Claw back the cost of Pier C, the EUR150m., 7-year old pier which will now become redundant under DAA's plans for T2.

 5. Claw back the excessive financing costs allowed in the current regulatory determination;

 6. Claw back the grossly excessive costs of Pier D and other projects when benchmarked against other low cost developments elsewhere in Europe;

 7. Disallow any future projects that do not meet the reasonable requirements of users, following proper consultation, and that do not have the agreement of the majority of airport users.

 8. Provide for strict requirements regarding information disclosure, including the independently verified costs of each project, by the regulated monopoly and actual consultation with users regarding all of the options;

 9. Attendance by the CAR at all future consultation meetings to ensure that the regulated monopoly is properly consulting with users.

Ends.                                                 Thursday, 21st June 2007

For reference:

Peter Sherrard - Ryanair             Pauline McAlester - Murray Consultants
Tel: +353-1-8121228                  Tel: +353-1-4980300


The directors of Ryanair accept responsibility for the information contained in this announcement, save that the only responsibility accepted by the directors of Ryanair in respect of the information contained in this announcement relating to Aer Lingus and the Aer Lingus Group, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Ryanair to verify this information). To the best of the knowledge and belief of the directors of Ryanair (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  21 June, 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director